UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

827057 10 0

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bing Yeh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 90,000

	6.	Shared Voting Power 7,591,837 **

	7.	Sole Dispositive Power 90,000

	8.	Shared Dispositive Power 7,591,837 **

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,107,187**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Silicon Storage Technology, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1171 Sonora Court Sunnyvale, CA 94086

Item 2.
	(a)	Name of Person Filing Bing Yeh
	(b)	Address of Principal Business Office or, if none, Residence 1171 Sonora Court Sunnyvale, CA 94086
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 827027 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 11,107,187**
	(b)	Percent of class: 11.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 90,000
		(ii)	Shared power to vote or to direct the vote 7,591,837 **
		(iii)	Sole power to dispose or to direct the disposition of 90,000

(iv) Shared power to dispose or to direct the disposition of 7,591,837 **

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
Not applicable.
(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date
/s/ Bing Yeh
Signature
Bing Yeh/President and CEO
Name/Title

** Includes 7,591,837 shares held by Golden Eagle Capital L.P. of which Bing Yeh and Deborah Yeon-May Yeh are general partners and 3,078,163 shares held by the Yeh Family Trust U/T/D dated August 14, 1995 of which Bing Yeh and Deborah Yeon-May Yeh are trustees. Mr. Yeh disclaims beneficial ownership of the shares held by the partnership except to the extent of his pecuniary interest therein.